IRONNET, INC.

7900 Tysons One Place, Suite 400

McLean, VA 22102

March 15, 2022	VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Jan Woo

RE:	IronNet, Inc.

Registration Statement on Form S-1

File No. 333-263456

Acceleration Request

Requested Date:	March 17, 2022
Requested Time:	4:30 P.M. Eastern Time

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) to become effective on March 17, 2022, at 4:30 p.m., Eastern Time, or as soon thereafter as is practicable or such later time as the Registrant may orally request via telephone call to the staff of the Commission. The Registrant hereby authorizes Brian F. Leaf of Cooley LLP, counsel to the Registrant, to make such request on its behalf.

Once the Registration Statement has been declared effective, please orally confirm that event with Brian F. Leaf, counsel to the Registrant, at (703) 456-8053.

Very truly yours,

IronNet, Inc.

/s/ James C. Gerber

James C. Gerber

Chief Financial Officer

cc:	Brian F. Leaf, Cooley LLP